                                    SCA 13D

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                Code-Alarm, Inc.
                                (Name of Issuer)

                        Common Stock, without par value
                         (Title of Class of Securities)


                                   191893106
                                 (CUSIP Number)

                                                Copies to:
Larry J. Vingelman                              D. Kerry Crenshaw, Esq.
Code-Alarm, Inc.                                Clark, Klein & Beaumont
950 E. Whitcomb                                 1600 First Federal Building
Madison Heights, Michigan 48071                 Detroit, Michigan 48226
(313) 583-9620                                  (313) 965-8300

                 (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                                 July 28, 1989
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)




                               Page 1 of 70 Pages

CUSIP NO.   191893106
          ----------------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Rand W. Mueller
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


       PF
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             518,810
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER


                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        518,810
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       518,810
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       /X/
       EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       25.8
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------



                              Page 2 of 70 Pages

CUSIP NO.   191893106
          ----------------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Larry J. Vingelman
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


       PF
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             38,908
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER


                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        38,908
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       38,908
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       1.9
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------



                              Page 3 of 70 Pages

CUSIP NO.   191893106
          ----------------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       David L. Skinner
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


       PF
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             74,590
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER


                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        74,590
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       74,590
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       /X/
       EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       3.7
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------



                              Page 4 of 70 Pages

CUSIP NO.   191893106
          ----------------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Geoffrey M. Dixon
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


       PF
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             119,704
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER


                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        119,704
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       119,704
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       6.0
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------


                              Page 5 of 70 Pages

CUSIP NO.   191893106
          ----------------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Shirley A. Skinner
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


       PF
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             74,590
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER


                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        74,590
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       74,590
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       /X/
       EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       3.7
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------


                              Page 6 of 70 Pages

CUSIP NO.   191893106
          ----------------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Kenneth M. Mueller
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


       PF
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             103,704
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER


                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        103,704
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       103,704
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       /X/
       EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.2
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------



                              Page 7 of 70 Pages

CUSIP NO.   191893106
          ----------------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Marshall J. Mueller
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


       PF
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             195,810
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER


                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        195,810
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       195,810
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       /X/
       EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       9.7
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------



                              Page 8 of 70 Pages

CUSIP NO.   191893106
          ----------------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Jack C. Chilingirian
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /X/
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


       PF
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             114,704
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER


                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        114,704
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       114,704
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.7
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------


                              Page 9 of 70 Pages

ITEM 1. SECURITY AND ISSUER.

        This statement relates to the common stock, without par value (the "Common Stock"), of Code-Alarm, Inc. ("Code-Alarm"). The principal executive offices of Code-Alarm are located at 950 East Whitcomb, Madison Heights, Michigan 48071.

ITEM 2. IDENTITY AND BACKGROUND.

        The names, business addresses, principal occupations and the names of the corporations for which such employment is conducted for each member of the group are:

Name and Address                        Principal Occupation and Employer
----------------                        ---------------------------------

Rand W. Mueller                         President
950 E. Whitcomb                         Code-Alarm
Madison Heights, Michigan 48071

Larry J. Vingelman                      Vice President of Finance
950 E. Whitcomb                         Code-Alarm
Madison Heights, Michigan 48071

David L. Skinner                        President
310 W. 7th Street                       Tessco Group, Inc.
Georgetown, Texas 78628

Geoffrey M. Dixon                       Vice President of
310 W. 7th Street                         Sales and Marketing
Georgetown, Texas 78628                 Tessco Group, Inc.

Shirley A. Skinner                      Director of Human Resources
310 W. 7th Street                       Tessco Group, Inc.
Georgetown, Texas 78628

Kenneth M. Mueller                      Director of Public Relations
950 E. Whitcomb                         Code-Alarm
Madison Heights, Michigan 48071

Marshall J. Mueller                     None
950 E. Whitcomb
Madison Heights, Michigan 48071

Jack C. Chilingirian                    Attorney
24055 Jefferson Avenue, Suite 200       Self-employed
P.O. Box 319
St. Clair Shores, Michigan 48080


                             Page 10 of 70 Pages

The principal business of Code-Alarm is manufacturing and marketing automotive security systems. The principal business of Tessco Group, Inc. ("Tessco") is assembling cables. The principal address of the employers is the same as the business address for each member of the group. During the last five years, no member of the group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each member of the group is a citizen of the United Sates of America.

Item 3.  Source and Amount of Funds or Other Consideration.

     On July 28, 1989, Code Acquisition Corp. (now Tessco) entered into an Agreement and Plan of Merger with Tessco Electronic Systems Support Company, Inc. (the "Plan of Merger"). David L. Skinner and Shirley A. Skinner acquired their shares of Common Stock pursuant to the Plan of Merger in exchange for the 10,000 shares of Tessco Electronic Systems Support Company, Inc. which they previously owned. The remaining members of the group acquired their shares of Common Stock prior to the time that the Common Stock was registered pursuant to
Section 12 of the Securities Exchange Act of 1934.

Item 4. Purpose of Transaction.

     All of the Common Stock was acquired for investment purposes. On May 29, 1987, Rand W. Mueller, Marshall J. Mueller, Kenneth M. Mueller, Jack C. Chilingirian, Geoffrey M. Dixon, Larry J. Vinegelan and Code-Alarm entered into a Shareholder Agreement (the "Shareholder Agreement"), which was amended on October 7, 1987 by Amendment No.1 to Shareholder Agreement and further amended on July 28, 1989 by Amendment No.2 to Shareholder Agreement to add David L. Skinner and Shirley A. Skinner as parties thereto (the Shareholder Agreement as so amended is hereinafter referred to as the "Shareholder Agreement"), in order to secure the continuity of management and business policies of Code-Alarm and to provide for certain restrictions and obligations with respect to the control of Code-Alarm. The provisions of Article III of the Plan of Merger are hereby incorporated by reference. On July 24, 1989, Marshall J. Mueller and Code-Alarm entered into a Stock Purchase and Option Agreement (the "Option Agreement"). The provisions of Paragraph 3 of the Option Agreement are hereby incorporated by reference. Individual members of the group may, from time to time, acquire or dispose of shares of Common Stock based on market conditions and personal circumstances. In connection with the Plan of Merger, Rand W. Mueller has undertaken to use his best efforts to have David L. Skinner elected to serve on the Board of Directors of Code-Alarm. In various capacities -- as officers or directors of Code-Alarm and Tessco -- various members of the group may be from time to time involved in plans or proposals which relate to or would result in:



                              Page 11 of 70 Pages

     (a) The acquisition by persons of additional securities of Code-Alarm or the disposition of securities of Code-Alarm;

     (b) Extraordinary corporate transactions, such as mergers, reorganizations and liquidations, involving Code-Alarm or Tessco;

     (c) Sales or transfers of a material amount of assets of Code-Alarm or Tessco;

     (d) Changes in the present board of directors or management of Code-Alarm, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Material changes in the present capitalization of Code-Alarm or the dividend policy of Code-Alarm.

     (f) Other material changes in Code-Alarm's business or corporate structure;

     (g) Changes in Code-Alarm's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Code-Alarm by any person;

     (h) Causing the Common Stock to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of Code-Alarm becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     The beneficial owner, aggregate number and percentage of Common Stock beneficially owed by each person named in Item 2 and for the group are:



                              Page 12 of 70 Pages

Name                        Number of Shares   Percentage
----                        ----------------   ----------
Rand W. Mueller(1)               518,810          25.8
Larry J. Vingelman                38,908           1.9
David L. Skinner(2)               74,590           3.7
Geoffrey M. Dixon                119,704           6.0
Shirley A. Skinner(2)             74,590           3.7
Kenneth M. Mueller(1)            103,704           5.2
Marshall J. Mueller(1)           195,810           9.7
Jack C. Chillingirian            114,704           5.7
                               ---------          ----
Total                          1,240,820          61.7


-------------------
(1)Rand W. Mueller and Marshall J. Mueller are brothers, and Kenneth M. Mueller is their father. Except for being members of the group, each of them disclaims beneficial ownership of the others' shares of Common Stock.

(2)David L. Skinner and Shirley A. Skinner are husband and wife. Except for being members of the group, each of them disclaims beneficial ownership of the other's shares of Common Stock.

The percentages are based on the number of shares outstanding as reported by Code-Alarm in its Quarterly Report on Form 10-Q for the quarter ended June 30, 1989.

     Each member of the group shares the power to vote or to direct the vote and the power to dispose or to direct the disposition of all of the shares of Common Stock with all of the other members of the group. On June 1, 1989 Marshall J. Mueller sold 21,000 shares of Common Stock at a price of $12-3/8 per share pursuant to a private sale. On June 9, 1989, Marshall J. Mueller sold 21,000 shares of Common Stock at a price of $12-1/4 per share pursuant to a private sale. On June 12, 1989, Kenneth M. Mueller sold 21,000 shares of Common Stock at a price of $12-7/16 per share pursuant to a private sale. On July 7, 1989, Marshall J. Mueller sold 10,000 shares of Common Stock at a price of $11-5/8 per share pursuant to a private sale. On July 24, 1989, Marshall J. Mueller sold 250,000 shares of Common Stock and Shirley A. Skinner received 74,590 shares of Common Stock pursuant to the Plan of Merger in exchange for their shares of Tessco Electronic Systems Support Company, Inc. in a private transaction.

     No person other than the members of the group are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock held by the members of the group. The group has not ceased to be the beneficial owner of more than five percent of the Common Stock.




                             Page 13 of 70 Pages

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

         The provisions of Articles II through VI and Section 9.3 of the Shareholder Agreement are hereby incorporated by reference. Pursuant to the terms of the Shareholder Agreement, Marshall J. Mueller, Kenneth M. Mueller, Jack C. Chilingirian, Geoffrey M. Dixon and Larry J. Vingelman executed Irrevocable Proxies on May 29, 1987 appointing Rand W. Mueller as their proxy to vote the shares of Common Stock held by each of them. The provisions of these Irrevocable Proxies are hereby incorporated by reference. The provisions of paragraph 3 of the Option Agreement are hereby incorporated by reference. The provisions of Article III of the Plan of Merger are hereby incorporated by reference. On July 28, 1989, David L. Skinner and Shirley A. Skinner executed Irrevocable Proxies appointing Rand W. Mueller as their proxy to vote the shares of Common Stock owned by them. The provision of these Irrevocable Proxies are hereby incorporated by reference. On July 28, 1989, Code-Alarm, David L. Skinner and Shirley A. Skinner entered into a Registration Rights Agreement (the "Registration Rights Agreement"). The provisions of paragraphs 1, 2 and 3 of the Registration Rights Agreement are hereby incorporated by reference. On July 28, 1989, David L. Skinner and Shirley A. Skinner entered into a Security Agreement with American Equities, Inc. (the "Security Agreement"). The provisions of Paragraph 2 of the Security Agreement are hereby incorporated by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

   7.1    Joint Acquisition Statement Agreement dated August 30, 1989 among
          Rand W. Mueller, Larry J. Vingelman, David L. Skinner, Geoffrey M. Dixon, Shirley A. Skinner, Kenneth M. Mueller, Marshall J. Mueller and Jack C. Chilingirian.

   7.2 Stock Purchase and Option Agreement dated July 24, 1989 between Marshall J. Mueller and Code-Alarm.

   7.3 Agreement and Plan of Merger dated July 28, 1989 between Code Acquisition Corp. and Tessco Electronic Systems Support Company, Inc.

   7.4 Registration Rights Agreement dated July 28, 19898 among Code-Alarm, David L. Skinner and Shirley A. Skinner.

   7.5 Security Agreement dated July 28, 1989 among American Equities Inc., David L. Skinner and Shirley A. Skinner.






                              Page 14 of 70 Pages

   7.6 Shareholder Agreement dated May 29, 1987 among Rand W. Mueller, Marshall J. Mueller, Kenneth M. Mueller, Jack C. Chilingirian, Geoffrey M. Dixon, Larry J. Vingelman and Code-Alarm as amended by Amendment No. 1 to Shareholder Agreement dated October 7, 1987 among Rand W. Mueller, Marshall J. Mueller, Kenneth M. Mueller, Jack C. Chilingirian, Geoffrey M. Dixon, Larry J. Vingelman and Code-Alarm and Amendment No. 2 to Shareholder Agreement dated July 28, 1989 among Rand W. Mueller, Marshall J. Mueller, Kenneth M. Mueller, Jack C. Chilingirian, Geoffrey M. Dixon, Larry J. Vingelman, David L.
          Skinner, Shirley A. Skinner and Code-Alarm.

   7.7    Irrevocable Proxies of Marshall J. Mueller, Kenneth M. Mueller, Jack
          C. Chilingirian, Geoffrey M. Dixon and Larry J. Vingelman dated May 29, 1987.

   7.8 Irrevocable Proxies of David L. Skinner and Shirley A. Skinner dated July 28, 1989.

SIGNATURES.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

              Signature                                       Date
              ---------                                       ----



/s/ Rand W. Mueller                                     August 28, 1989
----------------------------------
Rand W. Mueller


/s/ Larry J. Vingelman                                  August 28, 1989
----------------------------------
Larry J. Vingelman



/s/ David L. Skinner                                    August 28, 1989
-----------------------------------
David L. Skinner



/s/ Geoffrey M. Dixon                                   August 28, 1989
------------------------------------
Geoffrey M. Dixon



/s/ Shirley A. Skinner                                  August 31, 1989
------------------------------------
Shirley A. Skinner




                              Page 15 of 70 Pages

/s/ Kenneth M. Mueller
--------------------------------                           August 29, 1989
Kenneth M. Mueller


/s/ Marshall J. Mueller
--------------------------------                           August 31, 1989
Marshall J. Mueller



/s/ Jack C. Chilingirian
--------------------------------                           August 30, 1989
Jack C. Chillingirian






















                             Page 16 of 70 Pages

                                 Exhibit Index
                                 -------------

Exhibit
Number  Description                                                                     Page
------  -----------                                                                     ----
7.1     Joint Acquisition Statement Agreement dated August 30, 1989 among
        Rand W. Mueller, Larry J. Vingelman, David L. Skinner, Geoffrey M.
        Dixon, Shirley A. Skinner, Kenneth M. Mueller, Marshall J. Mueller
        and Jack C. Chilingirian  ................................................       18

7.2     Stock Purchase and Option Agreement dated July 24, 1989 between
        Marshall J. Mueller and Code-Alarm .......................................       21

7.3     Agreement and Plan of Merger dated July 28, 1989 between Code
        Acquisition Corp. and Tessco Electronic Systems Support Company, Inc. ....       26

7.4     Registration Rights Agreement dated July 28, 1989 among Code-Alarm,
        David L. Skinner and Shirley A. Skinner ..................................       39

7.5     Security Agreement dated July 28, 1989 among American Equities, Inc.,
        David L. Skinner and Shirley A. Skinner ..................................       44

7.6     Shareholder Agreement dated May 29, 1987 among Rand W. Mueller,
        Marshall J. Mueller, Kenneth M. Mueller, Jack C. Chilingirian,
        Geoffrey M.  Dixon, Larry J. Vingelman and Code-Alarm as amended by
        Amendment  No. 1 to Shareholder Agreement dated October 7, 1987 among
        Rand W. Mueller, Marshall J. Mueller, Kenneth M. Mueller,
        Jack C. Chilingirian, Geoffrey M. Dixon, Larry J. Vingelman and
        Code-Alarm and Amendment No. 2 to Shareholder Agreement dated July 28,
        1989 among Rand W. Mueller, Marshall J. Mueller, Kenneth M. Mueller ,
        Jack C. Chilingirian, Geoffrey M. Dixon, Larry J. Vingelman, David L.
        Skinner, Shirley A. Skinner and Code-Alarm ...............................       46

7.7     Irrevocable Proxies of Marshall J. Mueller, Kenneth M. Mueller, Jack C.
        Chilingirian, Geoffrey M. Dixon and Larry J. Vingelman dated May 29,
        1987 .....................................................................       64

7.8     Irrevocable Proxies of David L. Skinner and Shirley A. Skinner dated
        July 28, 1989 ............................................................       69



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